Freestone Acquisition Corp

2021 McKinney Ave. #1250

Dallas, Texas 75201

June 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freestone Acquisition Corp
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-256160

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Freestone Acquisition Corp (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-256160), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the initial public offering described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Julian Seiguer, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Alan Boswell
Alan Boswell
Chief Executive Officer & Co-President